April 20, 2010
Mr. Lyn Shenk
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

RE:	Travelport Limited
File No. 333-141714-23
Form 10-K for the Year Ended December 31, 2009
Dear Mr. Shenk:
This responds to your letter dated April 6, 2010 to Eric J. Bock, Executive Vice President, Chief Administrative Officer and General Counsel for Travelport Limited (the “Company”), setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the above referenced Form 10-K filed by the Company. For ease of reference, we have restated below the text of each of your questions or comments in bold followed by the Company’s response.
Management’s Discussion and Analysis
Year ended December 31, 2009 Compared to Year Ended December 31, 2008
GDS Segment, page 45
1.	We note that GDS segment revenue was presented on a comparative basis by operating system for 2008 and 2007 in the table on page 51, but such presentation was not made for the comparison between 2009 and 2008. Please explain to us the reason for the inconsistent presentation.
In August 2007, the Company acquired Worldspan and immediately began efforts to integrate its existing Galileo GDS with the Worldspan GDS. In our discussions of the results of operations for the GDS business for 2008 versus 2007, we separated the Galileo and Worldspan revenue streams as 2008 included 12 months of Worldspan GDS revenue whereas the 2007 results included only 19 weeks of Worldspan GDS revenue. The separate presentation was done to provide a comparable base of Galileo and clarify the impact to revenue due to the acquisition of Worldspan. In our discussions of the 2009 GDS results of operations compared to the 2008 GDS results of operations, there were consistent periods of revenue from the Worldspan acquisition.
Financial Condition, Liquidity and Capital Resources
Financial Condition, page 53
2.	We note that your working capital deficit significantly increased from 2008 to 2009. Please expand your disclosure to discuss the factors causing such deficit and increase therein, the impact of a deficit on your liquidity, and your expectations of the continuation of a deficit and the degree thereof.

Our working capital deficit (current assets less current liabilities) increased $157 million from 2008 to 2009 primarily as a result of a $128 million decrease in our ending cash balance during the period and a $26 million decrease in accounts receivable. The decrease in our cash position is primarily a result of our debt repayments. We will add the following disclosure in our next annual report filing at the end of the current assets paragraph to address the movement in our liquidity position.
“Our use of working capital during 2009 was primarily due to the principal repayment of long-term debt for $307 million, which included a $263 million repayment of borrowings under our revolving credit facility. Although our cash position decreased by $128 million during the year ended 2009, our long-term debt has been reduced by $163 million as a result of our strategy to use available cash to repay the long-term debt. Our working capital may fluctuate between periods as we opportunistically repurchase debt or make other strategic investing or financing decisions.
We believe our cash flows generated from operations, supplemented by access to funding sources provided by our credit facility, will continue to provide us with sufficient operating liquidity”.
Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Business Description, page F-8
3.	We note that the GDS business and Airline IT business are aggregated into the GDS segment. Please explain to us how this aggregation is appropriate pursuant to the Accounting Standards Codification 280-10-50-11, particularly in regard to the similarity of economic characteristics and the nature of the products and services and methods used to distribute the products and services, and 280-10-50-13.
The information reviewed by the Company’s chief operating decision maker includes the Company’s two business segments comprising GTA and GDS. The GDS segment includes two distinct revenue streams, “Transaction processing revenue” and “Airline IT solutions revenue”. The Company does not allocate the operating costs of its GDS business between transaction processing and Airline IT Solutions and accordingly discrete financial information, except for revenue, is not available. As a result this service line does not meet the GAAP definition of an operating segment.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
4.	Please explain to us and expand your disclosure to describe when services are considered performed in recognizing revenue for hosting solutions and IT software subscription services to airlines. If multiple elements are involved in providing these services, explain to us and disclose the basis for your accounting. In regard to subscription services, tell us and disclose the period in which the associated revenues are recognized, for example, over the subscription period or other time frame.
Within our GDS segment, we provide Airline and IT Solutions to airlines, which represents 11% of the GDS segment revenue. We generate revenue from hosting airline reservation systems and selling IT software subscription and business intelligence services to airlines and other travel industry participants. IT subscription services are comprised of fares, pricing and e-ticketing products that we sell to airlines. Approximately 95% of the Airline and IT Solutions customers are charged based on transaction volumes. This revenue is recognized when the transaction has been completed, which is when all criteria of revenue recognition have been met in accordance with ASC 605-10, Revenue Recognition.
Less than 1% of the Airline IT Solutions revenue is earned under multiple element arrangements and is recognized in accordance with ASC-25, Revenue Recognition Multiple Element Arrangements.
In response to the Staff’s comment, as Airline IT Solutions revenues is only 11% of the GDS segment revenue, we will amend the disclosure in future filings as follows:
~~The Company’s GDS business provides hosting solutions and IT software subscription services to airlines. Such revenue is recognized as the services are performed.~~
“Airline IT Solutions revenue is comprised of hosting airline reservation systems and the sale of a number of IT services to airlines. Revenue for primarily all of these services is recognized on a per transaction basis, when the transaction has been completed.”
Cost of Revenue, page F-9
5.	In response to comment number 4 of your letter to us dated December 19, 2009, you stated you would add disclosure of circumstances affecting amortization and impairment incentives. However, we did not identify such disclosure. Please revise your disclosure accordingly.
In response to the Staff’s comment, we omitted a portion of the additional disclosure we stated we would include in our response letter dated December 19, 2009 to our disclosures on page F-10 of our 2009 Annual Report on Form 10-K. We will revise our disclosure in future filings as follows:
“Where incentives are provided at inception, the Company defers and amortizes the expense over the life of the contract. The Company amortizes the incentives on a straight-line basis as we expect the benefit of that incentive, which are the air segments booked on our GDS, to accrue evenly over the life of the contract. If there is a change in the useful life or expected pattern of benefit of the contract, the amortization period is changed and revised amortization is applied prospectively. If the profitability of the contract is determined to be lower than the carrying value of the upfront incentives, an impairment charge is recognized.”

In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings and furnishing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and furnishings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,
/s/ Eric J. Bock
Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel

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